News Release

Resin Systems Posts Corporate Presentation and Annual Report on Website

Calgary, Alberta, June 1, 2007:  Resin Systems Inc. (RS - TSX / RSSYF - OTCBB), a composite products innovation company (“RS”), today announced that it has posted its 2006 annual report and its corporate presentation on its website www.grouprsi.com.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite utility pole.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Laurien Abel, Investor and Public Relations Coordinator

Tel: (403) 219-8000

Fax: (403) 219-8001

Email: info@grouprsi.com